VIA FACSIMILE
      August 19, 2005


Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211


Re:	Stinger Systems, Inc.
	Form S-1 Amendment No. 3
	File Nos. 333-122583
	Filed July 20, 2005

Dear Mr. Gruder:

      We have reviewed your filings and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your next amendment please file on Edgar a properly redlined registration statement that clearly highlights all additions and deletions made to the prior version of the registration statement.

2. We note that your cover page and registration fee table disclose that you are registering 9,763,500 shares of common stock but your legal opinion covers "the 16,153,500 shares of common stock to be sold by the selling shareholders." Please clarify the discrepancy.

Cover Page

3. Because you are attempting to register shares that may be issued pursuant to an employee stock option and bonus plan, we reissue comment 2 of our June 23, 2005 letter. Please provide a supplemental legal analysis supporting your apparent belief that you may register the resales of these shares on this registration statement, or remove these shares from the registration statement. In addition, it appears that you are attempting to register common stock issuable upon the exercise of securities that you have not granted or issued under your plan. Please advise.



4. Tell us supplementally of the basis for the fixed price of
$10.00
per share. We note that the last reported sale price of your common stock was $5.60 per share.

Risk Factors, page 7

5. We note from page 36 that selling stockholders may sell short. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling security holders exercise warrants and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Finally, please explain short selling and its likely impact on the market price of your common stock.

We have received a "Wells Notice" from the SEC, page 9

6. Please clarify who allegedly made the representations about the company and disclose the nature of the representations. Please disclose what aspect of the private placements is subject to the investigation.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 13

Executive Summary, page 13

7. We note your supplemental response to comment 7 of our June 23, 2005 letter. However, the prospectus continues to refer to "EDT patents." Please refer to the second sentence on page 14. Therefore, we reiterate that because EDT appears not to own any patents but rather has patent applications pending, please remove all implications of owning patents her and elsewhere as appropriate. We also note the reference to negotiating agreements to patents on page 15.
Clarify
whether you have purchased or leased the rights to each of your products` patents and patent applications. Disclose in the chart on page 25 the cost of purchasing or licensing each right as well as the party from whom these rights were obtained and file any patent purchase or licensing agreements as exhibits.

Our Business, page 22

8. Please disclose the material terms of your agreements with the distributors and manufacturers` representative groups with whom you have contracts.

9. We note your response to prior comment 22 of our June 23, 2005 letter. Please tell us supplementally the names of your third party manufacturers. Also tell us why based upon the small number of manufacturers, their identity which could give insight on any supply interruptions is not material to investors. Please disclose the number of third-party manufacturers that you currently utilize and whether any are single source suppliers for any key component parts of your products. We note that the information that you deleted from the third-party manufacturer risk factor on page 8 appears to be material to investors. Please revise to re-include this information or tell us why you deleted it.

Our Properties, page 29
10. We note that your plan to move your Ohio facility to a yet as to be determined location in Tampa, Florida. However, we partially reissue comment 30 of our June 23, 2005 letter. Please disclose whether you will be changing third-party manufacturers and/or have your own proprietary manufacturing facilities.
Legal Proceedings, page 29
11. Please update this section to the latest practicable date.

Certain Relationships and Related Transactions, page 31

12. Please disclose the interest rate of the note payable issued in the EDT acquisition.

Selling Stockholders, page 35

13. We reissue comment 36 with respect to Pomona College, Christ
Episcopal Church, and Castilleja School Foundation.

14. Please include a line that adds up the total aggregate number of shares selling stockholders may sell.

15. We note that the introduction states the table discloses the way in which the stock was acquired, however it appears that information is not included. Please revise to disclose.

16. Please disclose any office, position or other material relationship each selling stockholder has had with you or your predecessors or affiliates within the past three years.

Where you can find more information, page 40

17. Please note that pursuant to Item 502(b) of Regulation S-K, the dealer prospectus delivery obligation disclosure must appear on the outside back cover page of the prospectus. Please move the last paragraph on this page accordingly.


Updated financial statements

18. Please provide updated financial statements and disclosures as required by Rule 3-12 of Regulation S-X. Additionally, provide updated auditor`s consents with your amendment.

Intangible assets, page 18

19. We have reviewed your response to our prior comment 39. Based on the guidance provided in paragraph 8 of SAFS 144, it appears to us that you are required to perform an impairment test. Please provide us with the impairment analysis including the significant assumptions you used in performing the analysis.

Consolidated Financial Statements - Stinger Systems
Report of Independent Registered Public Accounting Firm

20. We note your response to prior comment 40. In the event of noncompliance with North Carolina and/or Ohio state licensing requirements, you should consider the need for disclosure in the filing regarding the potential violation of state licensing laws and potential ramifications, if any. You may also want to consider obtaining services from a different practitioner.

Consolidated Statements of Stockholders` Equity, page F-6

21. We note your response to our prior comment 44. Please tell us why
Mr. McNulty originally provided the note payable and when it was cancelled. Additionally, please tell us when you began discussions with him regarding the acquisition of the patent.

Note 11 - Acquisitions, page F-21

22. We reviewed your response to our prior comment 46. You indicate that there were working prototypes; however, we note that you have experienced production problems with these prototypes. Please provide additional support regarding management`s opinion that there is no in-process R&D.

Report of Independent Registered Public Accounting Firm, page F-34

23. We note your response to our prior comment 50. If the inventory was written off because it had no value, the disclosure should indicate that fact rather than implying that it was written off because it was not observed. Please advise or revise.







Exhibits

24. With respect to the Killoy severance agreement, please refer to
Staff Legal Bulletin No. 1 (February 28, 1997) relating to the procedures for requesting confidential treatment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.








      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
824-
5459 or in her absence Anne Marie McConnell at (202) 942-1795, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 942-7470 or, in his absence, me at (202)942-1950 with any other questions.



      			Sincerely,


      			Jennifer Hardy
						Branch Chief


cc:	Gary R. Henrie, Esq.
	Fax: (435) 753-1775
??

??

??

??

Robert F. Gruder
Stinger Systems, Inc.
Page 1 of 6


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE